FORM 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      x          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes            No     x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

March 28, 2005

REPORT ON THE APPLICATION OF THE BEST BUSINESS PRACTICES CODE

QUESTIONNAIRE ON ISSUER’S CORPORATE GOVERNANCE

BOARD OF DIRECTORS

i) On the Functions of the Board of Directors (Principle 1)

Pursuant to Article 24 of the corporate bylaws of Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”), the management and administration of corporate affairs is entrusted to a board of directors.

According to the bylaws, the board of directors has the following authorities, among others:

(a) To manage the company’s business and assets;

(b) To perform acts of dominion with respect to the company’s chattel and real estate, as well as its real and personal rights;

(c) To represent the company before all types of administrative or judicial authorities, whether federal, state or municipal, as well as before labor authorities or authorities of any other nature or before arbiters or friendly arbitrators;

(d) To grant, sign, guarantee and endorse credit instruments in behalf of the company, to issue obligations with or without a specific real guarantee; to contribute the company’s chattel and real estate to other companies and to subscribe to shares or take positions or an interest in other companies;

(e) To make the company a joint and several debtor and to grant guarantees, sureties or any other type of payment guarantee, with respect to contracted obligations or securities issued or accepted by the company or by third parties;

(f) To name the general director and, at his proposal, name such officials as he deems necessary, assigning their respective obligations and designating such committees as he deems appropriate, indicating their authorities;

(g) To determine how the votes corresponding to the company’s shares should be cast, in the meetings of shareholders in which the company is a shareholder or partner;

(h) To perform the meeting of shareholders’ resolutions and, in general, to perform such acts and operations as are necessary or appropriate for the purpose of the company except such as are expressly reserved by law or by the bylaws to the meeting of shareholders;

(i) To approve transactions out of the ordinary course of business, and the transactions intended to be entered by the Company and its shareholders, or members of its management or with persons related with such management members; transactions involving the purchase or sale of ten percent or more of the assets of the Company; the issuance of guarantees for an amount exceeding thirty percent of the assets of the Company, or any other transaction different from the foregoing that represent more than one percent of the assets of the Company. The authority described in this paragraph shall not be subject to delegation. The members of the board of directors shall be responsible for the resolutions adopted in accordance to these guidelines, except for the provisions cases set forth in article 159 of the Mexican General Corporations Law

In addition, request the opinion of the Audit Committee and if applicable, to approve the operations that the Subsidiaries (which term is referred to in Article First of the General Provisions Applicable

to security issuers, issued by the National Securities and Banking Commission, published in the Mexican Gazette of the Federation as of March 19, 2003), pretend to execute with related persons or that involve compromising their wealth in terms of Article 14 Bis 3, fraction IV, subparagraph d) of the Securities and Exchange Act.

The authorities referred in this subparagraph are undelegable. The board members shall be responsible for all the resolutions that they issue regarding the affairs referred in this subparagraph, except in the event established in article 159 (one hundred and fifty nine) of the Mexican General Corporations Law.

(j) To grant and revoke such powers of attorney as it deems appropriate, with or without authorities of subrogation, and the Board may grant such authority as deemed appropriate from among those which the corporate bylaws grant to the board of directors.

    ii)On the Structure of the Board of Directors (Principles 10, 11 and 14)

The Board of Directors is comprised of 19 (nineteen) principal directors, of which 14 (fourteen) are of Series “B” and five (5) are of Series “D”.

For the 2004 fiscal year, the Board of Directors is formed as follows:

Series “B” Directors		Category

Eugenio Garza Lagüera	Honorary Lifetime Chairman	Equity
José Antonio Fernández Carbajal	Chairman	Equity
Eva Garza Gonda de Fernández		Equity
José Calderón Rojas		Equity
Consuelo Garza de Garza		Equity
Max Michel Suberville		Equity
Alberto Bailleres González		Equity
Ricardo Guajardo Touché		Independent
Alfredo Livas Cantú		Related
Javier Fernández Carbajal		Related
Roberto Servitje Sendra		Related
Carlos Salguero		Independent
Mariana Garza Gonda de Trevino		Equity
Jose Manuel Canal Hernando		Independent

Series “D” Directors

Luis Tellez Kuenzler		Independent
Lorenzo H. Zambrano		Independent
Helmut Paul		Independent
Alexis E. Rovzar		Independent
Robert Denham		Independent

Secretary:	Alfredo Livas Cantú
Alternate Secretary:	Carlos E. Aldrete Ancira

Statutory Auditor	Ernesto Gonzalez Davila
Alternate Statutory Auditor:	Ernesto Cruz Velazquez de Leon

The corporate bylaws indicate that shareholders may elect alternates to cover the absences of specific members of the Board, in accordance to applicable law.

Directors shall hold office for one year, but they shall continue in office even when the term for which they were designated has concluded, until designations are made and the persons who are named to replace them are present to perform them. The members of the board of directors shall receive annually such remuneration as the regular general meeting of shareholders designates for them.

The board shall meet at least once every three months. The regular annual meeting of shareholders that named it or the board of directors in its first meeting, immediately after such meeting of shareholders, shall name a chairman from among the directors designated by Series “B”, and it may also name a vice president. Likewise, it shall name the secretary and its alternate, with the understanding that the latter two need not be directors. The board of directors shall also name the persons who occupy the other positions created for the proper performance of its functions. The chairman shall also be the chairman of meetings of shareholders and shall be replaced in his duties, in case of absence, by the vice president, and in his absence by the other Series “B” directors, in the order of their designation.

FEMSA’s corporate bylaws stipulate the possibility of the existence of an executive committee which shall be comprised of an odd number of members of the board of directors or such alternates as they determine, which shall invariably be established and act as a delegated body of the board of directors. The regular meeting of shareholders or the board of directors may also name, if any principal member is absent, an alternate for each member of the executive committee. The members of the executive committee shall hold office for one year, unless they are relieved by the regular general meeting of shareholders or by the board of directors but, in any case, they shall continue in office until new designations are made and the persons named to replace them take possession of their position; they may be reelected and shall receive such remuneration as is determined by the regular general meeting of shareholders or the board of directors.

On the date of this report, the general meeting of shareholders had not deemed it necessary to establish this executive committee.

However, there are three (3) committees of the board of directors which support the board in its functions: Evaluation and Compensation, Audit and Finance and Planning. The committees may meet when they deem appropriate, and obligatorily before each regular meeting of the board of directors. Members of FEMSA’s senior management responsible for the committee’s areas of influence are invited to participate in committee meetings. Each committee has a Chairman and a Secretary, and minutes of each meeting are kept for committees which have resolutions approved.

		YES	NO	Comments
On the membership of the Board of Directors

1)	Is the Board of Directors comprised of no fewer than five and no more		X	The Board of
	than fifteen principal directors? (Principle 2)			directors is
comprised of 19
members, of
which 14 are of
Series “B” and 5
are of Series “D”.

2)	Does the Company have only principal directors? (Principle 3)		X	All members of
the Board of
Directors have
their specific
alternate director.

3)	Can the alternate directors only replace a preestablished principal	X
director? (Principle 3)

4)	If appropriate, does the principal director suggest to the Board of	X
Directors who should be designated as his respective alternate?
(Principle 3)

5)	Do the independent and equity directors, as a whole, constitute at	X
least 40% of the Board of Directors? (Principle 7)

6)	Do the independent directors represent at least 20% of all the	X
directors? (Principle 7)

7)	Does the annual report presented by the Board of Directors mention	X
which directors are independent and which are equity? (Principle 8)

8)	Does the annual report indicate the category to which the equity	X
directors belong? (Principle 8)

9)	Does the annual report indicate the principal business activities of	X
each director as of the date of the report? (Principle 9)

		YES	NO	Comments
On the Structure of the Board of Directors

10)	Does the Board of Directors perform the Compensation and	X
Evaluation, Audit and Planning and Finance Functions? (Principle 10)

11)	Are the intermediate bodies only comprised of principal directors?		X	In the Evaluation
	(Principle 12)			and
Compensation
Committee, Mr.
Arturo Fernandez
participates
(independent
alternate
director). In
addition, there is
a Technical
Secretary on
each committee,
who is the
Company
employee in
charge of the
area for which the
respective
committee is
responsible.

12)	Is each intermediate body comprised of at least 3 members and at	X
most 7? (Principle 13)

13)	Does each independent director, besides performing his functions on	X
the Board, participate on at least one of the intermediate bodies?
(Principle 16)

14)	Is the intermediate body in charge of the Audit function presided by an	X
independent director? (Principle 17)

On the Operation of the Board of Directors		YES	NO	Comments

15)	Does the Board of Directors meet at least 4 times per year? (Principle	X
18)

16)	Is at least one of the meetings of the Board of Directors dedicated to	X
defining the company’s long- and medium-term strategies? (Principle
18)

. 17)	Can a meeting of the Board be called with agreement from at least	X
25% of the directors? (Principle 19)

18)	Do directors access to all the relevant information at least 5 business	X		Except matters of
	days before a meeting? (Principle 20)			extreme
confidentiality or
to be dealt during
a special meeting

19)	* Is there an existing mechanism that ensures that directors can	X		Members of the
	evaluate matters on strategic affairs, even when they don’t receive the			board may
	necessary information at least 5 business days in advance? (Principle			request all the
	20)			information they
need to be able to
discuss, evaluate
and make
decisions during
the meeting.

20)	* Are new directors inducted by explaining to them their	X		A new director
	responsibilities and the company’s position? (Principle 21)			receives complete
information on the
company’s
position, annual
reports from prior
fiscal years, and
meetings are
scheduled for him
with senior
management,
who detail the
company’s
position and
answer any of the
director’s
questions.

On the Duties of Directors		YES	NO	Comments

21)	Do directors communicate to the Chairman and the Secretary of the	X
Board of Directors any conflict of interest that might imply that they must refrain from voting and do they in effect refrain from participating in the corresponding deliberations? (Principle 22)

22)	Do directors use the company’s assets and services only for the	X
performance of its corporate objective? (Principle 23)

23)	If appropriate, are clear policies defined for when directors	X
exceptionally use the company’s assets for personal matters?
(Principle 23)

24)	* Do directors dedicate time to their functions by attending at least	X		With respect to
	70% of the meetings to which they are called? (Principle 24)			the regular
meetings held
during the 2004
fiscal year, the
average
attendance by
directors was
81.58%. If we
consider the
attendance of
alternate directors
at meetings,
average
attendance was
98.69%

25)	Do directors keep the corporate matters of which they gain knowledge	X	The Company
	through the meetings they attend in strict confidence? (Principle 25)		has no evidence
otherwise. Also,
the Secretary of
the Board
periodically
reminds directors
of the scope of
this confidentiality
obligation.

26)	Do principal directors and alternate directors keep each other	X
informed of the matters dealt with in meetings of the board? (Principle
26)

27)	Does the Board of Directors have support through opinions,	X	The Board of
	recommendations and guidance derived from the analysis of the		Directors
	company’s performance? (Principle 27)		supports itself
through
investment banks,
financial
engineering firms
and outside
counsel for
decision-making,
when it so deems
appropriate or
necessary
according to the
specific
circumstances.

COMPENSATION AND EVALUATION FUNCTION

iii) On the Evaluation and Compensation Function (Principle 28)

The Compensation and Evaluation Committee is responsible for suggesting procedures to the Board of Directors to name the director general and other senior managers; for proposing the criteria for the evaluation of the director general and senior management; for analyzing and presenting to the board of directors the proposal prepared by the director general with respect to the structure and level of compensation for directors considered “key” to the company. This Committee shall be comprised of the following members of the board of directors: Lorenzo H. Zambrano (independent director and chairman of the committee), Carlos Salguero (independent director), Roberto Servitje Sendra (related director) y Max Michel Suberville (equity director) and Arturo Fernandez Perez (alternate independent director). The technical secretary is Alfonso Garza Garza, FEMSA’s Executive Vice-President of Human Resources.

On the Operation of the body that performs the Evaluation and		YES	NO	Comments
Compensation Function

28)	Does the intermediate body that performs the Evaluation and	X
Compensation functions review the hiring conditions of senior executives and do the likely payments for severance from the company, meet the guidelines approved by the Board of Directors?
(Principle 29)

29)	Are the structure and the policies used to determine directors’ and	X	With respect to
	officers’ packages disclosed? (Principle 30)		members of the
board of directors,
the annual
meeting of
shareholders
authorizes the
annual
compensation to
be paid to
directors, and this
information is
public. With
respect to the
compensation
paid to officers,
the Board of
Directors handles
this information
on a confidential
basis. However,
the annual reports
presented to the
regulatory
authorities of the
United States and
Mexico describe
executive stock
incentive plans,
and the overall
amount of
compensation
paid to senior
officers.

          AUDIT FUNCTION

          iv) On the Audit Function (Principles 31, 37, 38, 40)

The Audit Committee’s responsibilities include recommending to the Board of Directors the candidates for FEMSA’s external auditors; for assuring their independence and objectivity; for recommending the procedures for preparing the financial information, its review and the processes required for its dissemination; for verifying that the mechanisms essential to assuring the company’s compliance with the stipulations of the corporate bylaws are implemented. This committee is comprised of Alexis E. Rovzar de la Torre (independent director and Chairman of the Committee), Jose Manuel Canal Hernando (independent director) and Helmut Paul (independent director). The technical secretary is Jose Gonzalez Ornelas (alternate related director). It is worth to mention, that according to the applicable laws of the United States of America, Mr. Jose Manuel Canal Hernando performs as financial expert in the Audit Committee of FEMSA.

On the Selection of Auditors		YES	NO	Comments

30)	Does the income of the external auditor as well as from any other	X
external review, derived from performing the company’s audit, represent a percentage less than or equal to 20% of the total income of the offices in charge? (Principle 32)

31)	Does the rotation of the partner who audits the company occur at least	X
once every 6 years? (Principle 33)

32)	Is the person who signs the audit report of the company’s annual	X
statements different from the one who acts as Statutory Auditor?
(Principle 34)

33)	Is information given in the Annual Report on the professional profile of		X
the company’s statutory auditor? (Principle 35)

On Financial Reporting

34)	Does the company have an internal audit department? (Principle 36)	X

35)	Does the intermediate body in charge of performing the Audit function	X
submit the accounting policies for approval by the Board of Directors?
(Principle 37)

36)	Does the intermediate body in charge of the Audit function ensure that	X
the intermediate public financial information is prepared pursuant to the same principles, criteria and practices as the annual reports will be prepared with? (Principle 39)

On Internal Controls

37)	Does an internal control system exist? (Principle 41)	X

38)	Are the general guidelines for the internal control system submitted for	X
approval by the Board of Directors? (Principle 41)

39)	Does the intermediate body in charge of the Audit function evaluates	X	Representatives
	and issues an opinion on the effectiveness of the internal control		of internal audit
	system? (Principle 42)		interact with the
audit Committee
and with external
auditors to
analyze the
effectiveness of
the internal
control system.
Periodic reports
are prepared
which are sent to
members of the
committee in
reasonable
advance time
before the
meeting.

40)	Do the external auditors validate the effectiveness of the internal	X	FEMSA does not
	control system and issue a report on those controls? (Principle 43)		need to, and
external auditors
have not been
contracted to
elaborate an audit
on our internal
control. The audit
includes
inspections based
on selective
proof, from the
evidence that
supports figures
and disclosures
on the financial
statements;
likewise, it
includes the
evaluation of
accounting
principles used,
the significant
estimations made
by the
administration,
and the
presentation of
financial
statements taken
jointly, but at
closing of fiscal
year 2004, the
external auditors
did not give an
opinion about
FEMSA’s internal
control. External
auditors will make
an inspection and
a report on the
effectiveness of
the internal
control system,
until the fiscal
year 2006 with
the application of
section 404 of the
U.S. Sarbanes
Oxley Act.

		YES	NO	Comments
Compliance Review

41)	Does the intermediate body in charge of the Audit function verify that	X
controls exist that allow a determination of whether the company complies with the stipulations that are applicable to it and report such to the Board of Directors? (Principle 44)

42)	Is the compliance review of all applicable stipulations performed at	X
least once per year? (Principle 44)

43)	Is the Board of Directors informed periodically about its legal	X
situation? (Principle 45)

         FINANCE AND PLANNING FUNCTION

          v) On the Finance and Planning Function (see section IV, Principle 46)

     The Finance and Planning Committee is responsible for evaluating the investment policies proposed by the director general and for obtaining approval from the board of directors for those policies; for evaluating and, if necessary, suggesting financing policies proposed by the director general; for evaluating and, if necessary, suggesting the general guidelines for improving FEMSA’s strategic planning; for providing an opinion on the premises of the annual budget and for obtaining approval from the board of directors; for assuring the implementation of the budget and the strategic plan; for identifying the risk factors to which FEMSA is exposed, as well as the evaluation of its administrative policies. This committee is comprised of: Ricardo Guajardo Touche (independent director and chairman of the committee), Luis Tellez (independent director), Robert E. Denham (independent director), Alfredo Livas Cantu (related director) and Javier Fernandez Carbajal (related director). The technical secretary is Federico Reyes Garcia (alternate related director and Director of Finance and Corporate Development of FEMSA)

On the Organization of the intermediate body in charge of the Finance		YES	NO	Comments
and Planning function

44)	Does the intermediate body in charge of the Finance and Planning	X
function issues an evaluation on the viability of the company’s principal financial investments and transactions? (Principle 47)

45)	Does the intermediate body in charge of the Finance and Planning	X
functions periodically evaluates the company’s strategic position as stipulated in the strategic plan? (Principle 48)

46)	Does the intermediate body in charge of the Finance and Planning act	X
in support of the Board by monitoring the consistency of the company’s investment and finance policies with its strategic vision?
(Principle 49)

47)	Does the intermediate body in charge of the Finance and Planning	X
functions support the Board by reviewing the company’s financial projections assuring their consistency with the company’s strategic plan? (Principle 50)

          vi) Optional Question

QUESTIONNAIRE ON THE GENERAL MEETING OF SHAREHOLDERS
SHAREHOLDERS RIGHTS

i) On Reporting and the Order of the Day at Meetings of Shareholders		YES	NO	Comments

1)	Was the “Miscellaneous Items” entry removed from the Order of the	X
Day for Meetings of Shareholders’? (Principle 51)

2)	Was the grouping of matters related to different subjects in one single	X
point of the Order of the Day avoided? (Principle 51)

3)	Is all the information on each point of the order of the day of the	X		The information is
	Meeting of Shareholders available 15 days in advance? (Principle 52)			available with the
required lead time
in accordance to
the provisions of
the General
Commercial
Companies Law
and Securities
Market Law.

4)	Are shareholders provided with any form that contains detailed	X		The Company
	information and possible voting alternatives on the matters listed in the			prepares those
	order of the day, so that they can give instructions to their proxies?			proxy forms in
	(Principle 53)			accordance to the
provisions of the
Securities Market
Law.

5)	Is the proposed composition of the Board of Directors, accompanied	X
by information related to the professional profiles of the candidates, included among the information given to shareholders? (Principle 54)

ii) On Reporting and Communication between the Board of Directors		YES	NO	Comments
and Shareholders

6)	Does the Board of Directors include in its annual report to the Meeting	X
of Shareholders relevant aspects of the work of each intermediate body and the names of their members? (Principle 55)

7)	Are the reports of each intermediate body presented to the Board of		X	Only the report of
	Directors available to shareholders with the material for the Meeting of			the Auditing
	Shareholders? (Principle 55)			Committee is
presented for
approval during
the annual
shareholders
meeting in
accordance to the
Securities Market
Law.

8)	Does the company have policies, mechanisms and people responsible	X		The Company
	for reporting to shareholders and keeping channels of communications			has a
	with shareholders and potential investors open? (Principle 56)			Shareholders
Services
department that
reports directly to
the Company’s
Finance
Department. The
Investor Relations
section on
FEMSA’s Internet
page (www.
ri.femsa.com)
contains wide
financial
information, press
releases, and a
business model,
so that investors
and analysts can
have a clear view
of the company’s
position.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005	Fomento Económico Mexicano, S.A. de C.V.

	By:	/s/	Federico Reyes

	Name:		Federico Reyes
	Title:		Executive Vice President of
Finance and Planning